October 2, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Ivan Griswold
Maryse Mills-Apenteng
Mengyao Lu
Stephen Krikorian

Re:	Zscaler, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted August 25, 2017
CIK No. 0001713683

Ladies and Gentlemen:

On behalf of our client, Zscaler, Inc. (“Zscaler” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 21, 2017, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 25, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Cover Page

1.

Since it appears that you will be a “controlled company” provide such disclosure on the cover page, and discuss the resulting implications in the summary and risk factors. Furthermore, please specify on the cover page the percentage of the voting power of your outstanding common stock that will be controlled by your chief executive officer.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

October 2, 2017

The Company advises the Staff that it has revised the cover page of the Registration Statement and pages 7, 9, 42, 115 and 116 of the Registration Statement to disclose the percentage of the voting power of the Company’s outstanding common stock that will be controlled by the Company’s chief executive officer; that the Company will be a “controlled company”; and to discuss the resulting implications thereof.

Prospectus Summary

Competitive Strengths, page 5

2.

To the extent that the Gartner reports referenced in this section identified any material business challenges facing the company, ensure that you balance your disclosure to discuss such challenges. Also, where you reference Gartner’s estimate of size of the MPLS market, ensure that you state whether your solutions are aimed at a specific subset of this market, and quantify the subset.

The Company advises the Staff that it has revised pages 5, 92 and 97 of the Registration Statement to remove the reference to the Gartner Magic Quadrant for Secure Web Gateways Report and Gartner’s estimate of the size of the MPLS market.

3.

You estimate, based on the use of IDC data, that almost $16 billion annually is spent on disparate security appliances to perform the functions in the platform. Please provide us with the relevant portions of this report and explain the methodology used to extrapolate this estimate. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

The Company is supplementally providing the Staff under separate cover with copies of the IDC data cited in the Registration Statement that shows that almost $16 billion annually is spent on disparate security appliances to perform the functions in the platform. The Company has marked the supplemental materials to designate the portions that the Company relied on and has cross-referenced it to the appropriate location in the Registration Statement. None of the reports were prepared for the Company.

Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Registration Statement.

Risks Associated with Our Business and Investments in Our Common Stock, page 6

4.	Revise your discussion pertaining to risks related to intellectual property litigation to disclose the lawsuit involving Symantec and the resulting risks.

The Company advises the Staff that it has revised the intellectual property litigation risk factor on pages 7 and 30 to disclose the Symantec litigation and the resulting risks.

Securities and Exchange Commission

October 2, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Growth Strategies, page 61

5.

Balance your disclosure to discuss material challenges and risks related to the identified growth strategies. For example, you indicate that you intend to expand into additional market segments, including governments and international markets. As such, it appears you should discuss the corresponding challenges and risks. Refer to Section III.A of SEC Release No. 33-8350.

The Company advises the Staff that it has revised page 64 of the Registration Statement to include a discussion of the corresponding challenges and risks related to the identified growth strategies.

Certain Factors Affecting Our Performance

New Customer Acquisition, page 63

6.	You provide your customer count as of April 30, 2017; however, to provide context and comparability, revise to provide customer counts for the financial statement periods.

The Company advises the Staff that it has revised pages 64 and 65 of the Registration Statement to include customer counts for each of the financial statement periods presented.

Investing in Business Growth, page 64

7.

Revenues from your channel partners increased from 80% of total revenue for the fiscal year ended July 31, 2015, 84% for the year ended July 31, 2016, and 88% for the nine months ended April 30, 2017. We also note your disclosure on page 69 indicating that: during fiscal 2018, you intend to increase sales and marketing expenses; you will grow your sales force; and you expect this category of expenses to be your largest operating expense category. To the extent the increase in revenues to channel partners, relative to direct sales, represents a material trend and/or a strategic goal, discuss the trend and resulting implications, such as potential impacts on your operating and net income, if material.

The Company advises the Staff that it has revised the disclosure on page 67 of the Registration Statement to clarify that its sales and marketing efforts are primarily intended to increase its revenues from customers derived through channel partners (and not on increasing direct sales to customers), and it does not expect that these investments will materially change the percentage of direct sales relative to sales through its channel partners. The Company has also revised the disclosure on page 66 of the Registration Statement to clarify that its sales team is focused on increasing sales through its channel partners and not through direct sales to customers.

Additionally, the Company has revised page 66 of the Registration Statement to clarify that it expects these investments to increase its operating expenses in the short term, but over the longer term the joint sales strategy will help it extend its customer base.

The Company supplementary advises the Staff that the investments in its joint sales strategy will not materially affect its gross margins.

Securities and Exchange Commission

October 2, 2017

Key Business Metrics and Other Financial Measures, page 66

8.

You present information on the 2015 Customer Cohort Contribution Margin, yet do not identify this measure as a key business metric. Please tell us what consideration you gave to presenting contribution margin as a key business metric.

The Company advises the Staff that it considered presenting the 2015 Customer Cohort Contribution Margin as a key business metric. However, the Company determined that the 2015 Cohort Contribution margin is not a key business metric for the Company because the Company’s management does not use, or intend to use in the future, this information to manage the business. The Company further advises the Staff that it believes that the 2015 Customer Cohort Contribution Margin is useful to investors as it introduces itself to the public markets to help explain the Company’s business model by describing and visually depicting the economics of the Company’s land-and-expand approach. However, the Company does not intend to report this as a key business metric in the future because it believes tracking the growth of a single fixed cohort over time will become less and less representative of the Company’s overall customer base growth. In contrast, the Company has included Calculated Billings as a key business metric in the Registration Statement, and after the completion of its public offering the Company will continue to report Calculated Billings, which it believes is a better indicator of periodic performance and a more useful long-term metric because it reflects amounts invoiced for subscriptions to access the Company’s cloud platform, together with related support services related to its new and existing customers.

Business

Overview, page 88

9.

You state that “[y]our solutions also offer a lower total cost of ownership as compared to existing approaches because [y]our platform eliminates the need for organizations to buy and manage a variety of appliances that need to be maintained by a large number of highly skilled security personnel, who are expensive and in increasingly short supply.” Expand to provide substantiation for this conclusion, or advise.

The Company advises the Staff that it has revised pages 5, 95 and 96 of the Registration Statement to delete references to offering a lower total cost of ownership.

Growth Strategies

Leverage channel partners to participate in cloud transformation initiatives, page 97

10.	Describe the nature and key terms of the agreements with your channel partners.

The Company advises the Staff that it has revised page 107 of the Registration Statement to include disclosure about the nature and key terms of these agreements.

Securities and Exchange Commission

October 2, 2017

Certain Relationships and Related Party Transactions, page 130

11.

We note your disclosure on page 117 indicating that you approved the payment of fees in the amount of $125,000 on behalf of Mr. Chaudhry in connection with a filing made under the Hart Scott-Rodino Antitrust Improvements Act. Disclose this transaction, or advise. Refer to Instruction 1 to Item 404(a)(1) of Regulation S-K.

The Company advises the Staff that it has revised page 134 of the Registration Statement to disclose this transaction as requested.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Costs to Obtain and Fulfill a Contract, page F-11

12.	Please revise to disclose the method by which you amortize the initial commission costs over the five-year period of benefit. Refer to ASC 340-40-50-2.

The Company advises the Staff that it has revised page F-11 of the Registration Statement to disclose the method by which the Company amortizes the initial commission costs over the five-year period of benefit.

Note 8. Equity Award Plan, page F-24

13.

Please tell us the fair values of your common stock used in estimating the fair values of your stock options granted during fiscal year 2016 and up to the date on which your financial statements are available for issuance. Reconcile and explain any significant differences between the fair values of your common stock underlying the granted options and the fair values of your common stock implied by your issuance of Series D preferred stock at $5.9768 per share as disclosed on page F-21 and that implied by the one-time compensation charge of $4.4 million as a result of the secondary stock purchase transaction noted on page F-31.

The Company advises the Staff that the below chart reflects the fair values of its common stock used in estimating the fair value of its stock options granted during fiscal 2016 and up to the date on which its financial statements are available for issuance. The Company advises the Staff that options were granted with an exercise price per share equal to not less than the fair value of the common stock underlying such options on the date of grant. The fair value of the Company’s common stock was determined by the Company’s Board of Directors, after considering the valuation reports issued by an independent third-party valuation specialist prepared in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Accounting and Valuation Guide), developed by the American Institute of Certified Public Accountants. During fiscal 2016 and fiscal 2017, the Company obtained independent third-party valuations of its common stock on a quarterly basis. The exercise price of the options granted are established by the Company’s Board of Directors based on the latest valuation available at each grant date, provided that there has been no material development since the valuation date that would call into question whether such report could be relied on by the Company’s Board of Directors in determining the fair market value of the common stock.

Securities and Exchange Commission

October 2, 2017

Date of Grant	Fair Value
9/2/2015	$2.75
10/14/2015	$2.75
11/19/2015	$2.93
1/15/2016	$2.93
3/4/2016	$3.04
5/11/2016	$3.04
8/25/2016	$3.11
11/17/2016	$3.22
3/2/2017	$3.88
4/6/2017	$3.95
5/19/2017	$4.12
6/5/2017	$4.12
8/31/2017	$5.51
9/12/2017	$5.51

With respect to the differences between the fair value of the Company’s common stock of $2.75 per share and the price of the Company’s Series D preferred stock (“Series D”) of $5.9768 per share when the Series D was issued on July 24, 2015 and September 15, 2015, the Company advises the Staff that such differences are primarily due to the preferential rights and privileges of the Series D, which are described on pages F-21 through F-23 of the Registration Statement and include conversion rights, dividend rights, liquidation rights, voting rights and redemption rights. Because the Series D, as preferred stock of the Company, has substantially greater rights and privileges than common stock of the Company, the independent third-party valuation specialist made certain adjustments when calculating the enterprise value of the Company implied by the issuance of Series D. In light of such adjustments, as well as the underlying rights and privileges of Series D as compared to the Company’s common stock, the Company’s Board of Directors believed the fair value of its common stock as compared to the issue price of the Series D was reasonable on the dates the Series D was issued. The fair value of the Company’s common stock determined by the Company’s Board of Directors subsequent to the issuance of Series D has been determined in accordance with the process described above.

With respect to the purchases by certain of the Company’s affiliated stockholders of the common stock held by certain of the Company’s employees in a one-time secondary sale transaction in November 2016, the Company advises the Staff that this transaction was primarily designed to provide additional compensation to the participating employees. The price per share of $10.00

Securities and Exchange Commission

October 2, 2017

was established based on the desired bonus amount. The difference in fair value of the Company’s common stock of $3.22 per share and the purchase price of $10.00 per share was treated as compensation to the employees for accounting and tax purposes, and was accounted for accordingly in the financial statements. In accordance with ASC 718-20-35-7, Repurchase or Cancellation, any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. Accordingly, the Company recognized a one-time stock-based compensation charge of $4.4 million in connection with such transaction.

The Company’s independent third-party valuation specialist considered the factors around the secondary sale transaction and noted that because the purchasers were existing stockholders of the Company, the total transaction amount was small (for an aggregate of 645,488 shares of common stock) compared to the overall capitalization of the Company, the offer was only available to a limited number of stockholders, and the negotiation was private and was not made in an active or open market, the transaction was not considered to be at arm’s length or representative of a market price which would indicate fair value.

Other

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

When available, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

15.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company advises the Staff that it has revised the Registration Statement to include the graphical material and artwork that it intends to use in the prospectus.

*   *   *   *   *   *

Securities and Exchange Commission

October 2, 2017

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler Mark Baudler

cc:	Jagtar S. Chaudhry, Zscaler, Inc.
Remo Cannesa, Zscaler, Inc.
Robert Schlossman, Zscaler, Inc.

Raj S. Judge, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
Dave Peinsipp, Cooley LLP

Christopher Stephens, PricewaterhouseCoopers LLP
Courtney Blum, PricewaterhouseCoopers LLP